UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HYPERION THERAPEUTICS, INC.

(Name of Subject Company)

HYPERION THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44915N 101

(CUSIP Number of Class of Securities)

Jeffrey S. Farrow

Chief Financial Officer

2000 Sierra Point Parkway, Suite 400

Brisbane, CA 94005

(650) 745-7802

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael J. Kennedy, Esq.

Steve L. Camahort, Esq.

Dana C.F. Kromm, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

(415) 616-1100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Hyperion Therapeutics, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Ghrian Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Horizon Pharma, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of the common stock, par value $0.0001 per share (the “Shares”), of the Company at a purchase price of $46.00 per Share (the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on April 9, 2015. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following information as the third paragraph under the heading Regulatory Approvals on page 48 of the Schedule 14D-9:

“We and Parent each filed our Premerger Notification and Report Forms with the FTC and the Antitrust Division for review in connection with the Offer. The initial waiting period under the HSR Act commenced on April 13, 2015 and expired, effective April 28, 2015 at 11:59 p.m. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

On April 29, 2015, the Company and Horizon Pharma plc issued a press release announcing the termination of the waiting period, a copy of which is filed as Exhibit (a)(11) and is incorporated herein by reference.

Item 9. Exhibits.

Exhibit No.	Description

(a)(11)	Joint Press Release issued by Hyperion Therapeutics, Inc. and Horizon Pharma plc, dated April 29, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hyperion Therapeutics, Inc.

By:	/s/ Donald Santel
Name: Donald J. Santel Title: President and Chief Executive Officer

Dated: April 30, 2015

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